UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schechter, Barry
   SVI Holdings, Inc.
   7979 Ivanhoe Avenue, Suite 500
   La Jolla, CA 92037
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   SVI Holdings, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November /December, 1997
5. If Amendment, Date of Original (Month/Year)
   October 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person











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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  |   |           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |12/4/ |S   | |   121,200        |D  |    $2.00  |                   | D    |                           |
                           |97    |V   | |                  |   |           |                   |      |                           |
Common Stock               |12/4/ |S   | | 2,580,000        |D  |    $2.00  | 5,617,200         | I    | By Claudav Holdings B.V.  |
                           |97    |V   | |                  |   |           |                   |      | This filing shall not be  |
                           |      |    | |                  |   |           |                   |      | deemed an admission that  |
                           |      |    | |                  |   |           |                   |      | the reporting person has  |
                           |      |    | |                  |   |           |                   |      | any direct or indirect    |
                           |      |    | |                  |   |           |                   |      | pecuniary interest in the |
                           |      |    | |                  |   |           |                   |      | shares.                   |
Common Stock               |      |    | |                  |   |           |      2,000        | I    | By minor children residing|
                           |      |    | |                  |   |           |                   |      | with filer.               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|ofDeriva    |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option | $3.03  |11/3 |11/2|A| 30,000    | A |11/03|11/2/|Common Stock|30,000 |       | 30,000     |D  |            |
(right to buy)        |        | /97 | /99| |           |   |97   |99   |            |       |       |            |   |            |
                      | $2.75  |11/3 |11/2|A| 20,000    |   |11/03|11/2/|Common Stock|20,000 |       | 50,000     |D  |            |
                      |        | /97 | /99| |           |   | /97 | 99  |            |       |       |            |   |            |
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SIGNATURE OF REPORTING PERSON
/s/ Barry Schechter
DATE
December 10, 1997